UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60577 /August 27, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13538

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
CONVERSION SOLUTIONS	:	REVOKING REGISTRATION OF
HOLDINGS CORP.	:	SECURITIES BY DEFAULT
	:	

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Conversion Solutions Holdings Corp. (Conversion) was served with an Order Instituting Proceedings (OIP) alleging that it failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and certain rules thereunder on July 20, 2009. Conversion did not file an Answer to the OIP, it did not participate in a telephonic prehearing conference on August 21, 2009, and it has not otherwise defended the proceeding. I find Conversion in default and that the allegations in the OIP are true. See 17 C.F.R. § 201.155(a).

Conversion, formerly known as The Fronthaul Group, Inc. and Furia Organization, Inc., is a Delaware corporation headquartered in Lake Dallas, Texas. Conversion's common stock is registered with the Securities and Exchange Commission (Commission) pursuant to Section 12(g) of the Exchange Act. Conversion has no current operations.

Conversion has not filed any annual reports since it filed a Form 10-KSB/A for the year ending June 30, 2006, on October 19, 2006, and it has not filed any quarterly reports since it filed a Form 10-QSB for the quarter ended March 31, 2006, on May 12, 2006.

Conversion is delinquent in not filing the following reports:

Form	Period Ended	Due on or about
10-QSB	9/30/2006	11/14/2006
10-QSB	12/31/2006	2/14/2007
10-QSB	3/31/2007	5/15/2007
10-KSB	6/30/2007	9/29/2007
10-QSB	9/30/2007	11/14/2007
10-QSB	12/31/2007	2/14/2008
10-QSB	3/31/2008	5/15/2008
10-KSB	6/30/2008	9/28/2008
10-QSB	9/30/2008	11/14/2008

| 10-QSB | 12/31/2008 | 2/17/2009 |
| 10-QSB | 3/31/2009 | 5/15/2009 |

Conversion failed to file a notification of late filing on Form 12b-25 for all the delinquent reports, except for the Form 10-QSB for the quarter ended September 30, 2006.

Exchange Act Section 13(a) requires companies which have securities registered with the Commission pursuant to Exchange Act Section 12 to file periodic reports with the Commission. Exchange Act Rules 13a-1 and 13a-13 require companies with registered securities to file annual and quarterly reports, respectively. Rule 12b-25 requires an issuer that is unable to file a timely periodic report to notify the Commission by filing a Form 12b-25. Conversion failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 12b-25, 13a-1 and 13a-13.

Exchange Act Section 12(j) authorizes the Commission, as it deems necessary or appropriate for the protection of investors, to revoke the registration of a security when the Commission finds that the issuer has failed to comply with a provision of the Exchange Act or the rules and regulations thereunder. Based on the findings in this Default Order, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Conversion.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934 that the registration of each class of registered securities of Conversion Solutions Holdings Corp. is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge